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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 67274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fulcrum Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12010 Sunset Hills Rd Suite 875
(No. and Street)

Reston VA 20190
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kissinger (703) 674-3573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William J Capezio, CPA
(Name – *if individual, state last, first, middle name*)

42693 Rolling Rock Square Chantilly VA 20152
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 18 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 1/11

OATH OR AFFIRMATION

I, Michael C. Kissinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fulcrum Securities Inc, as of 12/31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

VP

Title

Geovani Flores
NOTARY PUBLIC
Commonwealth of Virginia
My Commission Expires 10/31/08
#351720



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William J. Capezio
Certified Public Accountant
42693 Rolling Rock Square
Chantilly, Virginia 20152
(703) 981-3389

Independent Auditor's Report
On Supplementary Information

To the Board of Directors and Stockholders
Of Fulcrum Securities, Inc.
Reston, Virginia

My report on my audit of the basic financial statements of Fulcrum Securities, Inc. for 2006 appears on page one. The audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital is presented for the purposes of additional analysis, and while it is not a required part of the basic financial statements, it is required by the Securities and Exchange Commission Rule 15c3-1. Such information has been subjected to auditing procedures applied to the basic financial statements and, in my opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

William J Capezio CPA

Chantilly, Virginia
February 26, 2006

Fulcrum Securities, Inc.
Computation of Net Capital Under Rule 15c3-3
Under the Securities Act of 1934
Schedule I
As of December 31, 2006

Total aggregated indebtedness	**$ 51,657**
Net Capital:	
Common Stock	19
Additional Paid in Capital	111,360
Contributed Capital	10,666
Accumulated Deficit	(48,841)
Equipment (Net)	(10,565)
Lease Deposits	(16,479)
Net Capital	**$ 46,160**

Reconciliation with the Company's Computation
(included in Part II of Form X-17a-5 as of December 31,2006)

Net Capital, as reported in Company's Part II Focus Report (unaudited)	$ 37,932
Audit Adjustments	8,228
Net Capital per above	**$ 46,160**

Fulcrum Securities, Inc.
Computation of Net Capital Under Rule 15c3-3
Under the Securites Exchange Act of 1934
As Of December 31,2006

As of December 31,2006, Fulcrum Securities, Inc. was in conformance with the net capital requirements of the exemptive provisions of SEC Rule 15c3-3.



Mike Kissinger
Vice President

END